UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

SALISBURY BANCORP INC

(Name of Issuer)

Common Stock - $0.10 Par Value

(Title of Class of Securities)

795226109

(CUSIP Number)

Rudolph P. Russo,  35 Market Street,  Poughkeepsie,  New York  12601  Phone : (845) 452-9010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 05, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RUSSO RUDOLPH P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
148,009 (1)

	8	SHARED VOTING POWER
16,200 (2)

	9	SOLE DISPOSITIVE POWER
148,009 (1)

	10	SHARED DISPOSITIVE POWER
16,200 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
164,209

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.04%

14	TYPE OF REPORTING PERSON
IN

(1) Includes 116,959 shares held directly and 31,050 shares for which filer is the Trustee for the Carmela T. Russo Revocable Trust.
(2) Shares are held by Heritage Holding Corp., a family-owned corporation for which filer owns 25% of said corporation, and has shared voting and investment power over such shares.

Item 1.	Security and Issuer

This statement relates to shares of common stock, $0.10 Par Value (the "Common Stock"), of Salisbury Bancorp, Inc. ("Issuer"), a Connecticut corporation whose principal executive office is located at 5 Bissell Street, Lakeville, Connecticut 06039.

Item 2.	Identity and Background

(a)	This statement is being filed by Rudolph P. Russo.

(b)	Mr. Russo’s residence address is 3 Gus Siko Road, Poughkeepsie, NY 12601

(c)
Mr. Russo is a director of Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company, which has its principal executive office at 5 Bissell Street, Lakeville, Connecticut 06039. Mr. Russo is also an Attorney and Counselor whose business address is 35 Market Street, Poughkeepsie, New York 12601

(d)	Rudolph P. Russo has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)
Rudolph P. Russo has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Rudolph P. Russo is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Rudolph P. Russo purchased the shares of Common Stock with his personal funds and/or the personal funds of his family.

Item 4.	Purpose of Transaction

The shares covered by this Schedule 13D are being held for investment purposes. Mr. Russo may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions or dispose of securities.

Except as described above and in his capacity as a director of the Company and the Bank, Mr. Russo does not have any present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, Mr. Russo owns 164,209 shares of Common Stock, representing 6.04% of the 2,720,766 shares of the Common Stock deemed outstanding for such purpose.

(b)
Mr. Russo has sole voting and dispositive power over 148,009 shares, which includes 116,959 shares he holds directly and 31,050 shares for which he is the Trustee of the Carmela T. Russo Revocable Trust. Mr. Russo has shared voting and dispositive power over 16,200 shares held in a family-owned corporation of which he owns 25%.

(c)
The following are the only transactions in the common stock of the Company during the past sixty days.

On November 5, 2014, Mr. Russo made an open market purchase of 597 shares at a purchase price of $26.85 per share.

On December 5, 2014, the shares of Riverside Bancorp, Inc. owned by Mr. Russo were converted into shares of Salisbury Bancorp, Inc. Pursuant to the Agreement and Plan of Merger dated March 18, 2014 by and among Salisbury, Salisbury Bank and Riverside Bank (the “Merger Agreement”), each share of Riverside Bank common stock outstanding at the Effective Time of the Merger was converted into the right to receive 1.350 shares of Salisbury common stock, as specified in the Merger Agreement, with cash to be paid in lieu of fractional shares. Accordingly, Mr. Russo’s 110,083 shares of Riverside Bancorp, Inc. were converted into 148,612 shares of Salisbury Bancorp, Inc.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2014	By:	/s/ Rudolph P. Russo

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)